June 30, 2010

By EDGAR and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Barbara C. Jacobs, Assistant Director

Matthew Crispino, Staff Attorney

Re:	Marchex, Inc.
Form 10-K for the fiscal year ended December 31, 2009
Filed March 10, 2010
File No. 000-50658

Ladies and Gentlemen:

Marchex, Inc. (“Marchex” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 18, 2010, relating to the above referenced filing.

In this letter, we have recited the Staff’s comments in italicized, bold type and have followed each comment with Marchex’s response.

Item 1. Business

Products and Services

Private-Label Suite of Products for Small and Medium-Sized Businesses, page 2

1. We note your response to prior comment 1. In future filings, please revise the discussion of your arrangement with AT&T to clarify that you have a contract with AT&T in the name of its subsidiary, YellowPages.com LLC. Alternatively, revise your reference to Exhibit 10.16 in the exhibit index to make it clear that YellowPages.com LLC is a subsidiary of AT&T.

We appreciate the Staff’s comment and Marchex respectfully advises the Staff that Marchex undertakes in future filings to revise the discussion of Marchex’s contract with AT&T to make it clear that the contract is in the name of AT&T’s subsidiary, YellowPages.com LLC.

Securities and Exchange Commission

June 30, 2010

Part III (Incorporated by reference from the Definitive Proxy Statement filed on April 9, 2010)

Nomination of Directors, page 10

2. We note in your statement in this section that your Nominating and Governance Committee “values diversity as a factor in selecting nominees on the board.” With a view toward providing enhanced disclosure in future filings, please clarify how your Nominating and Governance Committee considers diversity in identifying nominees for directors. Refer to Item 407(c)(2)(vi) of Regulation S-K.

We appreciate the Staff’s comment and Marchex respectfully advises the Staff that Marchex undertakes in future filings to further enhance its disclosure as follows:

The Nominating and Governance Committee also focuses on issues of diversity, such as diversity of gender, race and national origin, education, professional experience and differences in viewpoints and skills. The Nominating and Governance Committee does not assign specific weights to particular criteria. Rather, the Board of Directors believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities. The Nominating and Governance Committee believes that it is essential that the Board members represent diverse viewpoints. The Nominating and Governance Committee’s goal is to assemble a Board that brings to our company a variety of perspectives and skills derived from high quality business and professional experience.

Board Leadership Structure, page 10

3. We note your statement in this section that your “board of directors has determined that having the company’s chief executive officer serve as chairman is in the best interest of the company’s stockholders coupled with significant involvement and authority vested in an outside independent board member.” With a view toward providing enhanced disclosure in future filings, please explain why the board believes this management structure is in the best interest of stockholders given your company’s specific characteristics or circumstances. Refer to Item 407(h) of Regulation S-K.

We appreciate the Staff’s comment and Marchex respectfully advises the Staff that Marchex undertakes in future filings to further enhance its disclosure as follows:

The Board is responsible for the control and direction of the Company. The Board represents the Company’s stockholders and its primary purpose is to build long-term stockholder value. The Chair of the Board is selected by the Board and currently is the Chief Executive Officer of the Company, Russell Horowitz. The Board believes that this leadership structure is appropriate for the Company given Mr. Horowitz’s role in founding the Company and his significant ownership stake. The Board believes that this leadership structure improves the Board’s ability to focus on key policy and operational issues and helps the Company operate in the long-term interests of its stockholders. In addition, the independent directors on the Board have appointed a Vice Chairman from the Board’s independent directors, currently Mr. Hanauer. The Vice Chairman presides over the executive sessions of the independent directors, chairs Board meetings in the Chair’s absence, and provides direction on agendas, schedules and materials for Board meetings that will be helpful to the independent directors.

Our unified Chairman and Chief Executive Officer position is augmented by our Vice Chairman and is balanced by the independence of the majority of our directors, and our three fully independent Board committees which provide appropriate oversight in the areas described above. At executive sessions of independent directors, these directors speak candidly on any matter of interest, without the Chief Executive Officer or other managers present. We believe this structure provides consistent and effective oversight of our management and the Company.

* * * * *

Securities and Exchange Commission

June 30, 2010

In addition, Marchex acknowledges that:

•	Marchex is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Marchex may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff’s comments and request that the Staff contact the undersigned at (206) 331-3540 (telephone) or (206) 331-3696 (facsimile) or Francis J. Feeney, Jr., Esq. of DLA Piper LLP (US), Marchex’s outside corporate counsel, at (617) 406-6063 (telephone) or (617) 406-6163 (facsimile) with any questions or comments regarding this letter. Thank you for your assistance.

Very truly yours,

MARCHEX, INC.

By:	/s/ Michael A. Arends
Name:	Michael A. Arends
Title:	Chief Financial Officer

cc:	Ethan A. Caldwell, General Counsel & CAO

Francis J. Feeney, Jr., Esq.

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